Filed by Aris Water Solutions, Inc.

(Commission File No.: 001-40955)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aris Water Solutions, Inc.

(Commission File No.: 001-40955)

The following is a transcript of a video posted to Aris Water Solutions, Inc.’s intranet on August 7, 2025:

Hello, everyone. I am Oscar Brown, President and CEO of Western Midstream. By now you’ve seen the recent announcement about our pending business combination. I’m looking forward to officially welcoming you to the WES team very soon.

On behalf of everyone at WES, we are incredibly excited to have you join us. Aris employees bring a wealth of experience, talent, and dedication, and I want you to know just how much we value the unique perspectives and skills you’ll bring to the team.

This partnership represents a new chapter and a tremendous opportunity for us to grow and succeed together. By combining WES and Aris’s footprints, we create a fully integrated, market-leading produced-water system across the Texas and New Mexico Delaware Basin. This expanded presence enhances our ability to serve customers through a diversified water value chain, unlocks new opportunities in our existing gathering and processing businesses, and strengthens our position as a one-stop shop for sustainable energy solutions for natural gas, oil and water in the Permian Basin.

Your experience and passion will help us drive our mission of improving lives through safe, sustainable, and efficient energy delivery. I am confident that, together, we will achieve great things.

Throughout this transitional period, we are committed to maintaining complete transparency with all stakeholders, and you can expect to see WES leadership actively participating in various meetings and discussions. However, it’s important to note that until the acquisition is closed, which is expected later this year, both companies will continue operating as usual with their standard processes and procedures. Once the deal is complete, we will begin our journey forward as one unified organization. I am really excited about the collaborative opportunities, new innovations, and shared achievements we will celebrate together.

Thank you for embracing this change, and I look forward to meeting many of you very soon.

NO OFFER OR SOLICITATION

This communication relates to a proposed business combination transaction (the “Transaction”) between Western Midstream Partners, LP (“WES”) and Aris Water Solutions, Inc. (“Aris”). This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

In connection with the Transaction, WES intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Aris that will also constitute a prospectus of WES. The Transaction will be submitted to Aris’s stockholders for their consideration. WES and Aris may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus (if and when available) will be mailed to Aris’s stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that WES or Aris may file with the SEC or send to security holders of WES or Aris in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003.

PARTICIPANTS IN THE SOLICITATION

WES, its general partner and its general partner’s director and officers and Aris and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction.

Information regarding directors and executive officers of WES’s general partner, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers, and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001423902/000142390225000033/wes-20241231.htm and (ii) to the extent holdings of WES’s securities by the directors or executive officers of its general partner have changed since the amounts set forth in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001423902.

Information regarding Aris’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One — Election of Directors,” “Executive Officers,” “Executive Compensation,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities,” which was filed with the SEC on April 9, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525076892/d881669ddef14a.htm, and Aris’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001865187/000155837025001818/aris-20241231x10k.htm and (ii) to the extent holdings of Aris’s securities by its directors or executive officers have changed since the amounts set forth in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001865187.

Investors may obtain additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WES or Aris as described above.